CUSIP No. 62544X209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Multiband Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544X209

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Avenue South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      August 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62544X209

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,456,652
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,456,652
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 21,695,609 shares of common stock outstanding at Aug 3, 2012, as reported by the Company on its DEF 14/A filed with the United States Securities and Exchange Commission on August 7, 2012.

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 862,798
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 862,798
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 593,854
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 593,854
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62544X209

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 593,854
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 593,854
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,456,652
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,456,652
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”), of Multiband Corporation (the “Issuer”), with its principal executive offices located at 5605 Green Circle Drive, New Hope, Minnesota 55428.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

Pinnacle Fund, LLLP, a Colorado limited liability limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a New York limited liability company (“Red Oak Partners”);

Pinnacle Partners, LLC, a Colorado limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Partners and David Sandberg is 304 Park Avenue South, 11th Floor, New York, NY 10010.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 2810 North Speer Boulevard, Denver, CO 80211.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash funds for the purchased securities was the working capital of the Funds, and the amount of funds totaled $3,919,446.30.

Item 4.  Purpose of Transaction.

Since July, 2011, the Reporting Persons have had discussions with the Issuer regarding ways to improve Board Governance, insider alignment, and rotation so as to reflect the majority change in the Issuer’s shareholder base, which occurred since May, 2011.  On May 18, 2012, the Reporting Persons sent to the Issuer in writing (via fax and via courier) a Letter to nominate three Directors for election to the Board at the upcoming Annual Meeting, and a Letter for Proposals related to improving Director alignment with shareholders.  On August 7th, the Issuer filed a revised Proxy Form Def 14A which included governance changes which partially (but not fully) addressed some of Red Oak’s proposals and concerns.  The Issuer and Reporting Persons are currently in dialog regarding these matters.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 21,695,609 shares of common stock outstanding at Aug 3, 2012, as reported by the Company on its DEF 14/A filed with the United States Securities and Exchange Commission on August 7, 2012.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 1,456,652 shares of Common Stock, representing 6.71% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 862,798 shares of Common Stock held by the Red Oak Fund, and (ii) the 593,854 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 1,456,652 shares of Common Stock, representing 6.71% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,456,652 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 862,798 shares of Common Stock, representing 3.98% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 593,854 shares of Common Stock, representing 2.74% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 862,798 shares of Common Stock held by the Red Oak Fund, and (ii) the 593,854 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are attached as Exhibit A.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Transactions In the Past 60 Days.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2012

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLC
By: RED OAK PARTNERS, LLC, its managing member

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: PINNACLE PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

1